ABN 41 009 117 293

**FIRST AUSTRALIAN RESOURCES LIMITED**

*Incorporated in Western Australia*

2004 OCT 22 P 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 15, 2004

04054140

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED

JAN 07 2005

THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
15 December 2004 – (ASX Announcement & Media Release – Trefoil-1 Discovery)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

**15 December 2004**

# ASX ANNOUNCEMENT AND MEDIA RELEASE

## Trefoil-1 discovery

**FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 well has been confirmed as a wildcat gas-condensate discovery.**

**Details of a significant release made this morning by AWE concerning the likely commerciality of this new discovery are repeated below. In addition to the Trefoil discovery reference is made to the White Ibis Field and to the upgrading of exploration prospects within T18P all of which are included in FAR's royalty claim. The release by AWE which has significant ramifications for FAR states as follows:**

> Australian Worldwide Exploration Limited, on behalf of its wholly owned subsidiary AWE Petroleum Pty Limited ("AWE"), is pleased to advise that **after the completion of production testing operations, the Trefoil-1 well in the Bass Basin offshore Tasmania has been confirmed as a new gas field discovery and taken a major step towards commercial viability. The well will now be cased and suspended as a potential future gas and liquids production well.**
>
> **The New Results**
>
> After setting a plug above DST 1 zone, the second production test over the zone 3040.5-3046.5 metres flowed at 9.9 million cubic feet per day (mmscfd) on a 56/64 inch choke with a flowing wellhead pressure of 645 pounds per square inch (psi). This zone was perforated with a small gun due to limited clearance through the DST string and is expected to be capable of higher production rates if completed for production. The gas contained only 2.8% carbon dioxide, no hydrogen sulphide, and was accompanied by approximately 253 barrels of separator condensate per day and 14 barrels per day of condensed water.
>
> The latest flow rates follow those announced recently where the production test over the perforated interval 3141– 3150 metres, flowed gas at a final rate of 16.3 mmscfd at a tubing pressure of 1,329 psi through a 48/64 inch choke. The gas flow was accompanied by approximately 145 barrels of condensate per day and 43 barrels of water per day, believed to be water of condensation.
>
> Encouragingly, these intervals are from the lowest quality gas-bearing reservoir zones in the well.
>
> **Positive Aspects for a Commercial Development**
>
> 1. A significant volume of gas has now been proven in the Trefoil field. Whilst considerable geotechnical work is required to provide an accurate indication of recoverable reserves, the most likely "in-place" resource for the field is now estimated to lie in the range of 200 to 300 billion cubic feet of gas and 14 to 21 million barrels of associated liquids.

2. Wireline logging operations (including formation testing and sampling) has confirmed 50 metres of net gas pay over 8 zones in good quality sandstone reservoirs within the Eastern View Coal Measures (EVCM). This is the same geological formation that contains the gas-bearing sands being developed at the nearby Yolla gas and condensate field as part of the BassGas Project.

3. Production testing has now proven that even the poorest quality gas-bearing reservoir zones flow at commercial rates.

4. The gas is of high quality. Liquids content of the gas ranges from 50 to 100 barrels of liquids per million cubic feet of gas, which is comparable to the very rich Yolla field. The gas is also low in carbon dioxide, with all gas zones containing 3% or less. These are, on average, less than one sixth of the levels encountered in the Yolla field.

5. The existing offshore facilities at the nearby Yolla field have been designed and constructed to allow the easy tie-in of the Trefoil field. The capacity of the onshore and offshore pipelines have also been designed to produce at rates up to 50% greater than currently planned from the Yolla field.

6. Because of the presence of existing infrastructure, relatively modest capital expenditure is anticipated for the tie-in of the Trefoil field.

7. If the Trefoil field is developed, the nearby White Ibis gas and condensate field will also become a serious candidate for an "add-on" commercial development as part of the overall BassGas Project.

8. AWE's gas customer, Origin Energy, has a strong commercial incentive to take additional volumes of Trefoil gas.

**The Way Forward**

AWE will now be working with its co-venturers to commence the requisite work to reach a decision on the commercial viability of a development of the Trefoil field as an integral part of the overall BassGas project. This forward programme will include:

1. Suspending Trefoil-1 as a potential future gas and liquids production well;

2. After all the laboratory analyses of well data are received and incorporated with the seismic information, commencing reservoir simulation modelling to more accurately determine the ultimate recoverable reserves;

3. Engineering studies and more detailed capital expenditure estimates for the connection of the Trefoil field (and potentially White Ibis) to the Yolla platform; and

4. Undertaking discussions with potential gas customers for the sale of additional gas from Trefoil (and potentially White Ibis).

In addition to the forgoing, some of the aspects of the Trefoil-1 well results have significantly upgraded the exploration potential of AWE's surrounding acreage holding. As a consequence, a more concerted future exploration effort in the greater Bass Basin area, including 3D seismic and drilling, is now being considered.

**Commenting on the well results, AWE's managing director Mr Bruce Phillips said:**

*"The Trefoil-1 well result is a good outcome for AWE shareholders and very encouraging for the future of the Bass Basin as an emerging petroleum province. "The un-drilled compartments of the Yolla field (AWE 30%) and several exploration prospects in T/18P have also been upgraded by the recently completed Yolla development drilling programme and the Trefoil-1 well results.*

*These recent results have reinforced the cornerstone nature of the BassGas Project for AWE and demonstrated a positive outcome for our near-term strategy of organic growth from our existing acreage holdings.*

*"It is now conceivable that we will be ultimately producing from three fields in the Bass Basin (ie Yolla, Trefoil and White Ibis). In addition to this, our large exploration portfolio in surrounding areas has been significantly upgraded. "In this light, we look forward to a long and rewarding association with our co-venturers to establish the Bass Basin as one of AWE's key asset areas for the decades to come.*

Concurrent with the release by AWE, the operator Origin Energy made the following statement concerning Trefoil:

> "The well is planned to be suspended for potential use in the future as a production well. Detailed assessment of reserves, development scenarios and commercial viability is yet to be undertaken. However, the resource identified to date and the proximity of this discovery to infrastructure already established at the nearby Yolla field make it likely that the Trefoil field will be commercially viable to develop."

FAR's royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

As a royalty holder FAR does not receive information on activities within the block.

Further information on the Trefoil Prospect may be found at **www.awexp.com.au.**

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au